Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

June 2, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Arista Networks, Inc. Registration Statement on Form S-1

(File No. 333-194899) initially filed on March 31, 2014

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Arista Networks, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-194899) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective on June 5, 2014, at 4:05 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the above-captioned Registration Statement, pursuant to Rule 460 under the Securities Act, we wish to advise that between May 27, 2014 and the date hereof 2,399 copies of the Registrant’s Preliminary Prospectus dated May 27, 2014 were distributed as follows: 1,688 to investors; 329 to prospective underwriters and dealers; and 382 to others, including the Registrant, the Registrant’s counsel, independent accountants and underwriters’ counsel.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours, MORGAN STANLEY & CO. LLC CITIGROUP GLOBAL MARKETS INC. Acting severally on behalf of themselves and the several underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Nicole Irvin
	Name:	Nicole Irvin
	Title:	Vice President

By:	Citigroup Global Markets Inc.

By:	/s/ Eric M. Quanbeck
	Name:	Eric M. Quanbeck
	Title:	Director

Signature Page to Acceleration Request Letter